UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: July 2021 (Report No. 2)

Commission File Number: 001-38428

PolyPid Ltd.

(Translation of registrant’s name into English)

18 Hasivim Street

Petach Tikva 495376, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

On July 2, 2021, PolyPid Ltd. (the “Company” or “PolyPid”) entered into a Controlled Equity OfferingSM  Sales Agreement (the “Sales Agreement”), with Cantor Fitzgerald & Co. (the “Agent”), pursuant to which the Company may offer and sell, from time to time, its ordinary shares, through the Agent in an “at the market offering” (the “ATM Offering”), as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), for an aggregate offering price of up to $45.0 million.

Any ordinary shares offered in the ATM Offering will be issued pursuant to a shelf registration statement on Form F-3 (File No. 333-257651) (the “Registration Statement”) and the prospectus contained therein, filed on July 2, 2021, after such Registration Statement is declared effective by the Securities and Exchange Commission (the “SEC”).  The Agent may sell ordinary shares (A) in privately negotiated transactions with the Company’s consent or (B) by any other method permitted by law deemed to be an ATM Offering, including block transactions, sales made directly on The Nasdaq Stock Market or sales made into any other existing trading market for the Company’s ordinary shares. Subject to the terms and conditions of the Sales Agreement, the Agent will use its commercially reasonable efforts to sell the Company’s ordinary shares from time to time, based upon its instructions (including any price, time or size limits or other parameters or conditions that the Company may impose). The Company will pay to the Agent a cash commission of 3.0% of the gross proceeds from the sale of any ordinary shares by the Agent under the Sales Agreement. The Company and the Agent have also provided each other with customary indemnification rights.

The Company is not obligated to make any sales of ordinary shares under the Sales Agreement and no assurance can be given that it will sell any ordinary shares under the Sales Agreement, or, if it does, as to the price or number of such shares that it will sell, or the dates on which any such sales will take place. The Sales Agreement may be terminated by either party as set forth in the Sales Agreement.

This Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

A copy of the Sales Agreement is filed as Exhibit 10.1 to the Company's registration statement on Form F-3 (File No. 333-257651) and is incorporated by reference herein. The foregoing summary of such document is subject to, and qualified in its entirety by reference to its exhibit.

The contents of this Form 6-K are incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-257651) and Form S-8 (File No. 333-239517), filed with the SEC, to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLYPID LTD.

Date: July 2, 2021	By:	/s/ Dikla Czaczkes Akselbrad
		Name	Dikla Czaczkes Akselbrad
		Title:	Executive Vice President and Chief Financial Officer

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